

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2015

VIA E-mail
Mr. Gary T. Krenek
Senior Vice President and Chief Financial Officer
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, Texas 77094

> **Re:** **Diamond Offshore Drilling, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 23, 2015**
> **File No. 001-13926**

Dear Mr. Krenek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 25

Critical Accounting Estimates, page 29

Property, Plant and Equipment, page 29

1.   Disclosure in your Form 10-K includes a list of assumptions and estimates used in the analysis you perform in testing an asset for potential impairment (e.g., dayrate by rig, utilization rate by rig, etc.) Please revise to provide additional disclosure regarding the methods through which you determine the information underlying these assumptions and discuss the associated degree of uncertainty. In addition, describe potential events and changes in circumstances that you reasonably expect will affect these key assumptions. For additional guidance, refer to section V of SEC Release No. 33-8350.

2.   We note that you identified six rigs that met your criteria for impairment evaluation as of December 31, 2014. Please describe the results of your analysis and explain how you concluded that these rigs were not impaired. As part of your response, please describe management's plans for these rigs and tell us about your prospects for entering into drilling contracts. In addition, please address your consideration of the recent deterioration in market fundamentals in the oil and gas industry and your expectation that depressed market conditions will continue through 2015 and likely into 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, Senior Staff Accountant, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3311, with any other questions.

                                        Sincerely,

                                        /s/ Ethan Horowitz

                                        Ethan Horowitz
                                        Branch Chief